September 12, 2024

Christer Ros  n
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

       Re: Jupiter Neurosciences, Inc.
           Amendment No. 20 to Registration Statement on Form S-1
           Filed September 4, 2024
           File No. 333-260183
Dear Christer Ros  n:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2024 letter.

Amendment No. 20 to Registration Statement on Form S-1
Description of Business
Preclinical results leading to encouraging of JOTROL possibly being a treatment for PD, page
110

1. We note your response to prior comment 2 and reissue. Your disclosure on page 110 continues to to indicate that the mice are induced to have Parkinson's Disease, as opposed to "almost mirror the parkinsonian symptoms in PD" and that your "MTPT[sic] columns
       are mice induced to have Parkinson   s Disease." Please revise as
previously requested.
 September 12, 2024
Page 2
June 30, 2024 Financial Statements
Statements of Operations, page F-28

2. Please revise the label Net gain (loss) per common share as appropriate, given you present
       Net income (loss) immediately above. Also, please revise your references to this Net gain
       (loss) per share of common stock in your significant accounting policy on page F-33.

       Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Craig D. Linder, Esq.